

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 16, 2017

Howell D. McCullough III
Chief Financial Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

> **Re:** **Huntington Bancshares Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed October 30, 2017**
> **File No. 001-34073**

Dear Mr. McCullough III:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Note 4. Loans / Leases And Allowance For Credit Losses

Impaired Loans, page 128

1. Please reconcile the difference between the portion of the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $21,546 at December 31, 2016 on page 128 and the related allowance for loan and lease losses by class tables at December 31, 2016 on page 130. Please also reconcile the difference between the portion of the loan and lease ending balance attributable to purchase credit-impaired loans and attributable to loans individually evaluated for impairment of $975,894 at

December 31, 2016 on page 128 and the total ending balance by class tables at December 31, 2016 on page 130. Please also tell us the reasons for these apparent differences and the impact, if any, on your financial statements. Please provide us with your materiality analysis under Staff Accounting Bulletin 99.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Note 3. Loans / Leases And Allowance For Credit Losses

Impaired Loans, page 55

2. Please reconcile the difference between the portion of the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $36,712 at September 30, 2017 on page 55 and the related allowance for loan and lease losses by class tables at September 30, 2017 on page 56. Please also reconcile the difference between the portion of the loan and lease ending balance attributable to purchase credit-impaired loans and attributable to loans individually evaluated for impairment of $1,253,137 at September 30, 2017 on page 55 and the total ending balance by class tables at September 30, 2017 on page 56. Please also tell us the reasons for these apparent differences and the impact, if any, on your financial statements. Please provide us with your materiality analysis under Staff Accounting Bulletin 99.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services